The Yankee Candle Company, Inc. P.O. Box 110 South Deerfield MA 01373-0110 Corporate 413-665-8306 fax 413-665-4815 Wholesale 800-792-6180 fax 800-872-7905

YCC Holdings LLC
c/o The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, MA 01373
August 2, 2011

Via EDGAR Submission and Overnight Delivery

Pamela A. Long, Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:          YCC Holdings LLC (the “Company”)

Amendment No. 5 to Registration Statement on Form S-4

Filed: August 2, 2011

File No.: 333-173505

Dear Ms. Long:

The Company has filed with the Securities and Exchange Commission an Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-4 (the “Registration Statement”).

The Amendment has been filed to restate the Company’s unaudited Condensed Consolidated Financial Statements for the quarter ended April 2, 2011.  This Amendment restates the Condensed Consolidated Statements of Changes in Member’s Equity (Deficit) for the thirteen weeks ended April 2, 2011 and the Condensed Consolidated Balance Sheet as of April 2, 2011 to reflect changes in the equity units of the Company. On February 8, 2011, the holder of each Class A, B, and C common unit in the Company exchanged such units on a one for one basis for an identical interest in the Class A, B and C common units of Yankee Candle Investments LLC (“Yankee Investments”). As a result of the exchange, Yankee Investments became the sole holder of all of the limited liability company interests of the Company, and on February 8, 2011, Yankee Investments entered into the Second Amended and Restated Limited Liability Company Agreement, which provided for the issuance of 1,000 common units of the Company to Yankee Investments as the sole member of the Company. The changes set forth in the Amendment have no impact on total member’s equity (deficit) or the Company’s consolidated statements of operations or cash flows.

In the event that you have any questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Gregory W. Hunt
Gregory W. Hunt Treasurer YCC Holdings LLC